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                                                    March 4, 2004


Ms. Stephanie Hunsaker,
Staff Accountant,
Mr. Craig C. Olinger,                     By Facsimile: (001) (202) 942 9594
Deputy Chief Accountant
Securities and Exchange Commission
WASHINGTON, D.C. 20549




Re: Tefron Ltd - File No. 1 - 4680 , Annual Report on Form 20 - F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 FILED APRIL 2, 2003 Your letter dated February 11, 2004


Dear Ms. Hunsaker,


We confirm receipt of your above letter and as discussed with you over the phone, intend to correct the matters identified in your letter as follows:

     1. Tefron Ltd has obtained the report from the auditor of Alba Health , LLC covering the period ended December 31, 2002. See enclosed letter marked "A", "B" and "C". We propose to file this report with our year 2003 Form 20 - F coming up in April 2004.

     2. Tefron Ltd. has contacted the auditors who signed our audit report with respect to the second issue raised in your letter and they have issued our company a revised unqualified report amending the mistake made bona fidae in the previous report. This unqualified report is attached and marked "D". We propose that this revised report shall also be filed in our coming year 2003 Form 20 - F.

We understand that the above corrects the matters raised in your letter.

If you have any questions please do not hesitate to call Tchiya R. Fortus, Adv, Legal Counsel and Company Secretary at (972) 3 579 8701 (#6) or the undersigned at (972) 3 579 8701 (#216).


                           Sincerely yours,

                           /s/ Gil Rozen

                           Gil Rozen, CFO,
                           Tefron Ltd.